Exhibit 99.2
VIA FACSIMILE AND U.S. MAIL
January 22, 2008
Mr. James B. Ream
President, Chief Executive Officer and Director
ExpressJet Holdings, Inc.
700 North Sam Houston Parkway West
Suite 200
Houston, Texas 77067
Dear Mr. Ream,
Hayman Capital Master Fund, L.P., an investment fund that my firm advises, currently owns 3,420,206 shares, or 6.25%, of the outstanding common stock of ExpressJet Holdings, Inc. (the “Company”). As you will recall, I met with you and members of your senior management team in November at your office in Houston to discuss the Company’s future business and strategy. Since we began accumulating stock in June 2007, we have watched the value of the Company’s stock decline by nearly 60%.
We have continued to conduct due diligence on the Company and believe that the current per share price of $2.67 does not reflect the true value of the Company. We believe that the reason the equity value has declined so significantly is largely a result of management’s decision to launch the “Branded Flying” strategy in the face of an economic recession. Since this program’s launch in early 2007, the Company’s (i) unrestricted cash balances have been depleted by over $50 million, (ii) cash flow from operations have swung from a positive $86 million for the first nine months of 2006 to a negative $8.4 million for the same period in 2007, and (iii) capital expenditures have almost tripled from $15.6 million to $43.8 million during the same periods. With the equity value rapidly approaching the Company’s net cash position on a per share basis, it is clear that the market ascribes less than $1.00 per share of value to the operating company. Clearly the Branded Flying strategy is, at least, partially responsible for the destruction of roughly $300 million in shareholder value over the past year. It also seems clear that the Company’s shareholders have also lost faith in your business strategy.
It is absolutely the wrong time for the Company to continue ramping up the Branded Flying strategy, and the Company should immediately abandon this course of action and return to the Company’s “bread and butter” arrangements of fixed price / pro rate flying agreements. Further, unless the Company adopts the initiatives described at the end of this letter, we think that the Company’s dismal 2007 operating results – coupled with the overall deteriorating market conditions for airline stocks – will leave the Company no choice but to issue new equity or additional convertible debt which will undoubtedly depress the stock price and further harm the Company’s shareholders.
Branded Flying
We believe that the manner in which the Company reports its Branded Flying results obscures the already lackluster Branded Flying results reported to date. Specifically, reporting the Delta pro-rate planes in the Branded Flying segment obfuscates the true operating performance of the Branded Flying strategy. Instead, these should be reported separately. If the Company removed the impact of the Delta pro-rate arrangements, the Company’s load factors, yield, and fuel costs for the Branded Flying strategy would all likely be well below sustainable levels. We believe that current fuel prices coupled with the overall economic climate, require load factors approaching 70% for this operation (excluding Delta’s pro-rate arrangements) to simply break even. It is difficult to imagine that these levels will be achieved in 2008 or for years to come. At the Company’s current trajectory, the Branded Flying strategy is doomed to failure and, to continue down this path, is reckless.
Continental Airline Arrangements
As a large shareholder, we are also extremely concerned by the manner in which the Company handled the Continental Airlines’ (“Continental”) contract negotiations in 2006 and 2007. It is our understanding that Continental approached the Company in 2006 to discuss its right to reduce its commitment under the Continental CPA, to discuss the Company’s proposed 2007 block hour rates and the components of cost that comprise them, and the overall relationship and pricing levels relative to the market. We believe that management mishandled the negotiations and miscalculated Continental reactions to the Company’s heavy handed negotiating tactics – which eventually unfolded in two ways. First, the parties initiated an arbitration regarding Continental’s dispute over the 2007 block hour rates and the underlying components of costs that the Company was advancing, and then the Company wasted $2.5 million in legal expense pursing its weak position which eventually illustrated that Continental was right and that the Company’s tactics were wrong. As a consequence, the Company’s contract with Continental has now been reduced by 69 planes – 25% of the Company’s entire fleet! While we understand that one of Continental’s primary objectives in the negotiation was to get the rates reduced or to get the planes back, the fact that the Company kept the planes rather than returning them to Continental, appears to be an expensive and spiteful mistake. With this unexpected, newly-created surplus of airplanes, the Company embarked on its ill-fated Branded Flying strategy, a decision which we believe cost the Company over $100 million in total costs and aggregate losses in 2007.
It is unclear what the Company intended to accomplish by its negotiating strategy, but it clearly did not work and, in fact, backfired. As you well know, the Company’s contract with Continental is significantly above market and every day that goes by only hardens Continental’s position. Continental will undoubtedly release an additional 51 planes at the end of this year which will further reduce the Company’s overall cash flows by at least another 25%. We recognize that the Company may be concerned about the Most Favored Nation (“MFN”) provision in your Continental contract and that to scale up with any other carrier on a fixed price agreement may jeopardize those arrangements. However, based on the current circumstances, now is the time to strongly consider re-negotiating those provisions in exchange for the long term certainty of that relationship.
Delta Airline Arrangements
While we believe that signing a two-year capacity purchase agreement with Delta last year was a positive move, we note that the structure of this new contract has very similar provisions relating to completed block hours and certain pass through costs as the Company’s contract with Continental. In our view, this is what the Company does best and provides for the most immediate solution to the Company’s current problems. We also note that the Delta contract is only for 10 planes which conveniently avoids the MFN provisions of the Continental contract. While we are not privy to the actual pricing, we estimate that it must be lower than the arrangements in place with Continental. This reduction would seem to be a clear indication as to where the future pricing must be to maintain the Continental arrangements over the long term.
Overall
We believe that the Company must immediately do the following:
1.	Repair the Continental relationship at the executive level. Do not let pride stand in the way of making real progress. The Company should seriously consider re-negotiating and extending/solidifying its existing arrangements, including eliminating the MFN provision before Continental releases the next 51 planes. This would significantly aid in the Company’s marketing and pricing efforts to replace or refinance its convertible bonds and provide the flexibility that is clearly needed for the Company to ramp up relationships with other major carriers. While we recognize this action by itself would result in a near term reduction of cash flows from the Continental arrangement, the Company could condition the reductions on Continental taking back additional planes such that the Company’s overall cash-flows from Continental would at least be maintained at current levels. The cash burn that the Company is currently experiencing on those planes would then be mitigated such that the overall financial consequence of this renegotiation would be a net positive.

2.	Sublease or seek to place with other carriers the balance of the planes which are currently providing service for the Branded Flying (excluding those that are on pro-rate for Delta). We will not support the Company’s efforts to attempt to build its own private label airline. We think the risks are too great and this strategy is irresponsible and will continue to destroy shareholder value.

3.	Sell all non-core assets, including Wing Holdings, InTech Aerospace Services, Flight Services and Systems, American Composites, and the Saltillo Jet Center, to generate additional liquidity.

4.	Engage an investment bank to run a real M & A process. We believe that the Company must look past private equity players and Continental. We see tremendous synergies with Republic Airways Holdings, Inc. and Skywest, Inc. and would urge the Company to explore these possibilities.

5.	Refocus on the Company’s core competencies – fixed rate/pro rate flying agreements with major airlines. The Company’s overall track record is this area is among the best in the business; however, to continue to embrace a start up Branded Flying strategy in this economic environment is corporate suicide.
We urge you and the Company’s Board of Directors to carefully consider our suggestions. We firmly believe that you have a valuable enterprise worth significantly more than the current stock price. We note however, that management and the board hold less than 2% of the Company in stock and options – perhaps as little as .0035% in actual ownership with all of the options being out of the money. With such little ownership, we are concerned that management may be more motivated by its ongoing salary and benefits than on increasing shareholder value. As a large shareholder, I can assure you that we will continue to monitor the Company’s management decisions, operations and performance.
Sincerely,
J. Kyle Bass
Managing Member

cc:	George R. Bravante, Jr.
Janet Morrison Clarke
Kim A. Fadel
Salvatore J. Badalamenti
Judith R. Haberkorn
Patrick Kelly
Bonnie S. Reitz

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